Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

6th Dimension Technologies, Inc. is a Texas corporation and a wholly owned subsidiary of Changing Technologies, Inc.

SumLin Technologies, LLC is a North Carolina limited liability corporation and a wholly owned subsidiary of 6th Dimension Technologies, Inc.